

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 25, 2010

<u>**Via Facsimile (212) 504-5557 - and U.S. Mail**</u>

Dennis J. Block, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281

Re: IMH Secured Loan Fund, LLC
Soliciting Materials Filed Pursuant to Rule 14a-12
Filed May 18, 19 and 20, 2010 by The Committee to Protect IMH Secured
**   Loan Fund, LGM Capital Partners LLC, G. Louis Graziadio III, William R.**
**   Lang, Todd A. Mikles, Ronald Tucek, and Cliff Ratliff**
File No. 000-52611

Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2010 by The Committee to Protect IMH Secured
**   Loan Fund, et. al.**
File No. 000-52611

Dear Mr. Block:

        We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

General

1.   To the extent any of the comments in this letter apply to your website or any future consent solicitation material, please revise accordingly.

Cover Letter

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. *For example*, please provide support for the following:

   - that Mr. Graziadio, Mr. Mikles and Mr. Lang are "highly qualified and experienced finance and real estate professionals" with "over 75 years of broad-based real estate and financial experience, including all aspects of real estate work outs, such as restructuring mortgages and maximizing cash flow from underperforming loans and properties."

   - that the conversion transactions "were not negotiated at arm's length by disinterested parties."

   - the disclosure in the first paragraph of page iii.

3.   We note that you are submitting the New Manager Proposal for consideration of the members as one proposal. Please unbundle the proposal into three separate proposals: the removal of the Manager, the election and admission of a new manager and the amendments to the operating agreement. Refer to Rule 14a-4(a)(3).

4.   Please revise your disclosure to discuss the effect of removing the current manager. For example, would the current manager be due a termination payment? Are there any contractual obligations of the company that would be affected by a change in manager?

Consent Revocation Proposal…, page i

5.   You make a number of statements about Mortgage Holdings and its principals in this section, including "reward the individuals who are responsible for the Fund losing over $400,000,000 of your investment while they have profited handsomely from fees in the process," "continue its flawed execution of its

business strategy," "its inability to effectively underwrite risk" and "bleak revenue prospects." Your filings must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of improper, illegal or immoral conduct without factual foundation. Please disclose the factual foundation for such assertions or delete the statements. Refer to Note (b) to Rule 14a-9.

6. Please revise the first paragraph on page ii (and any similar disclosure throughout the proxy statement) to remove the implication that the proposed conversion transaction is the "manager's transaction." Alternatively, please tell us how the proposed transaction is not "the company's transaction."

7. We note your assertions that the current manager has failed to execute its business strategy and other generally similar statements with respect to the losses experienced by the company. Please revise your disclosure to address, to the extent possible, the effects of the current financial crisis on the company and the manager's ability to protect the company's operations and results in light of the crisis.

New Manager Proposal…, page iii

8. Please revise the table on page iii and the paragraph preceding the table to refer specifically to the sources from which the factual information was gathered. For each of the five data points in the table, please disclose the dollar amounts underlying the percentages by footnote or otherwise.

9. We note in the penultimate paragraph on page iii that you plan to resume making distributions to the company's members as soon as practicable. We also note that the company had less than $1 million in cash as of December 31, 2009. Please revise to disclose the basis upon which you believe you will be able to make any distributions, any plans you have to raise funds for such distributions and the basis upon which the timing of distributions will be determined.

Asset Stabilization, page iv

10. To the extent you are able, please be more specific about the expected terms of the bridge loan to the Fund. For example, please specify what you mean by "low interest" and discuss any other material information, including the term and collateral. Please also discuss, here or elsewhere in the document, the expected source of the funds for the loan.

11. Please tell us supplementally your basis for stating a specific date on which the consent solicitation will expire, as set forth in the third full paragraph of page iv.

Strategic Management, page iv

12.   You state that you intend to generate revenue from, among other things, income from "strategic management" of non-performing loans and real estate owned and income from joint ventures with outside developers. Please revise to clarify exactly what you mean by "strategic management" and to provide additional detail regarding the expected nature and operation of any joint ventures.

13.   Please balance your disclosure regarding your belief that strategic management of the Fund's assets will position you to recommence distributions. For example, please include a statement regarding the Fund's recent performance and the risk that your income generating plans may not be as successful as expected and you may not be able to recommence distributions as quickly as anticipated or at all.

Increasing Equity and Cash Flow, page iv

14.   You indicate that one of your strategies may include seeking opportunities to originate low leverage first mortgage loans. Please disclose the basis for your belief that you will be able to originate new loans, including any specific actions you intend to take to position the Fund to do so.

Forward-Looking Statements, page vi

15.   You state that the Consent Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please delete any references to the Private Securities Litigation Reform Act of 1995 or revise to clarify that the safe harbor for forward-looking statements does not apply to statements made by you. Refer to Section 21E of the Exchange Act.

Questions and Answers about This Written Consent Solicitation, page 1

Who is LGM Capital Partners LLC?, page 1

16.   Please provide us support for your disclosure relating to the years and area of experience of each of LGM's principals. Please apply this comment to similar disclosure appearing on pages 6 and 7.

Who is paying for the solicitation?, page 1

17.   Please disclose whether you intend to seek member approval for the reimbursement of your expenses in the event you are elected manager of the Fund.

<u>What are we asking you to do?, page 1</u>

18.   Please disclose how you intend to "better align the management fee structure with the success of the Fund and increase in value of your investment."

<u>How does the management fee structure proposed…, page 2</u>

19.   We note your discussion of the potential Mortgage Holdings management fee structure if the Conversion Transactions do not go forward. Please revise to include a discussion of the management fee structure that is currently in place and disclose the fees actually paid to allow for comparison with the estimated fees you disclose in the event the current manager's fee is adjusted as referenced above.

<u>What will the Fund have to pay…?, page 3</u>

20.   You state that the current manager's payment upon its removal "could include … $1.608 million." With a view toward revised disclosure, please tell us what the estimated total payment due would be.

<u>How many consents must be granted in favor…, page 3</u>

21.   Please revise to disclose how many consents are required to approve the Fund's proposed Conversion Transactions.

<u>Information on the Proposed New Manager…, page 5</u>

<u>Other Participants, page 7</u>

22.   Please revise your disclosure to state that the filing persons <u>are</u> participants in the solicitation, instead of stating that each person <u>may be deemed</u> a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

23.   We note the disclosure in the first full paragraph on page 8. Please revise to discuss briefly the nature of the allegations by the Colorado Securities Commissioner related to the cease and desist order.

24.   It appears that you have omitted the ages of Messrs. Tucek and Ratliff in the table on page 8. Please revise or advise.

LGM Should be Elected and Admitted as the Manager of the Fund, page 12

25.   You state the LGM has a "strong network of property developers." Please revise to disclose who makes up this network and what agreements or understandings you have or expect to have with these developers. Discuss in greater detail the types of projects you expect these developers to undertake on the Fund's behalf. We note, in that regard, the brief discussion of "Partners of LGM Capital Partners LLC" on your website.

Consent Procedure, page 14

26.   Please state the treatment and effect of abstentions and broker non-votes. Refer to Item 21(b) of Schedule 14A.

Closing Comments

          Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

          You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. If you require additional assistance, you may contact Justin Dobbie at (202) 551-3469 or Kathryn McHale at (202) 551-3464. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions